

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

May 18, 2018

Via E-mail
Benedetto Fuschino
President and Chief Executive Officer
Joshua Gold Resources Inc.
35 Perry Street
Woodstock, Ontario
Canada N4S 3C4

> **Re:** **Joshua Gold Resources Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted April 23, 2018**
> **CIK No. 0001475430**

Dear Mr. Fuschino:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2. In an appropriate location in the prospectus, please disclose the fact that the Securities and Exchange Commission revoked the company's previous Exchange Act registration on June 22, 2017.

Cover Page

3. You state that "you expect" the selling shareholders to sell at a fixed price. Please revise to indicate that the selling shareholders "will sell" at a fixed price until the stock is quoted on the OTCQB. Selling shareholders must sell their shares at a fixed price until the shares are listed on a national securities exchange, or quoted on the OTC Bulletin Board, OTCQX or OTCQB, at which time the shares may be sold at prevailing market prices or in privately negotiated transactions.

Emerging Growth Company, page 1

4. You disclose that you are an emerging growth company under the Jumpstart Our Business Startups Act (the "JOBS Act"). You also indicate that under Section 107 of the JOBS Act, an emerging growth company can take advantage of the extended transition period for complying with new or revised accounting standards, or in other words, can delay the adoption of certain new or revised accounting standards to the adoption dates that would otherwise apply to private companies. Please revise your disclosure here and in MD&A to indicate whether you intend to take advantage of the extended transition period for certain new or revised accounting standards allowed under the JOBS Act. Alternatively, if you intend to opt out of the extended transition period, please disclose this and indicate that your election to do so is irrevocable.

Certain Information about this Offering, page 2

5. We note your statement that the selling shareholders will sell at a fixed price "until our shares are quoted on the OTC Markets." We also note your disclosure in "The Offering" section on page 3, and elsewhere in the prospectus, that the shares will sell at a fixed price until they are "quoted on the OTCQB or other suitable quotation medium." Please revise to clarify that the selling shareholders will sell at a fixed price until the shares are listed on a national securities exchange, or quoted on the OTC Bulletin Board, OTCQX or OTCQB. Please revise throughout your prospectus.

Dilution, page 16

6. We note that you indicate that the dilution per share is $0.00 if all the shares are sold and that the dilution per share is $0.00 if 75%, 50% and 25% of the shares are sold. It appears to us that the amount of dilution per share should be $0.15 for all of levels of shares sold. Please also revise your disclosure to indicate that the amount of dilution is 100% of the $0.15 per share investment. Please revise or advise as appropriate.

Plan of Distribution, page 17

7. We note your statement that the "company's shares may be sold to purchasers from time to time directly by and subject to the discretion of the Company." It appears that you are not qualified to engage in a delayed offering pursuant to Rule 415 with respect to the offering to the public. Please advise or revise as appropriate

Description of Business, page 22

Properties, page 24

8. Please include a small scale map showing the location and access to your Carson property as required by Instruction 3(b) to Item 102 of Regulation S-K. See also Industry Guide 7(b)(2).

9. Please disclose the information regarding your land and mineral rights for each of your material properties pursuant to paragraph (b)(2) of Industry Guide 7. For each material property include the following information:

   • An indication of the type of rights or claims such as placer or lode, exploration or exploitation, State or Federal, patented or unpatented, lease or concession for the Kenty Gold Property and C1 Mortimer Property.

   • Please include certain identifying information, claim numbers, grant numbers, mining concession name or number, and dates of recording and expiration such that your claims may be distinguished from other claims that may exist in the area or your properties.

   • The conditions that must be met to retain your rights, claims or leases, including the quantification and timing of all necessary payments.

10. Please describe any infrastructure on your properties including the source of power and water pursuant to paragraph (b)(4) of Industry Guide 7.

11. For each of your properties please describe your exploration plans pursuant to paragraph (b)(4) of Industry Guide 7. If no exploration plan exists please include a statement to this effect in your filing.

12. The term indicated reserve as referenced on page 25 and 60 of your filing is not a common term under NI 43-101. Please define this term or revise to clarify.

Legal Proceedings, page 39

13. Please revise to identify the third party who filed the claim in the Ontario Superior Court of Justice. Also disclose the date of the company's response and counter application in the Ontario Superior Court of Justice, and update the disclosure as appropriate.

Management's Discussion and Analysis of Financial Condition and Results of Operation

Results of Operations, page 41

14. Please revise to discuss the facts or circumstances responsible for changes in your various categories of operating expenses during the periods presented in your consolidated financial statements.

Liquidity and Capital Resources, page 42

15. Please revise to discuss changes in your cash flows from operating, investing and financing activities for all periods presented in your consolidated statement of cash flows.

Security Ownership of Certain Beneficial Owners and Management, page 46

16. We note footnote 2 to the beneficial ownership table indicates that Friggi N.A. Inc. is owned and controlled by Mr. Fuschino. It appears that Mr. Fuschino controls the voting and dispositive power over the shares held by Friggi N.A. Inc. Accordingly, it appears that these shares should be included in Mr. Fuschino's beneficial ownership calculation. Likewise, footnote 3 indicates that Mr. Micacchi controls 1873942 Ontario Inc. It appears that Mr. Micacchi controls the voting and dispositive power over the shares held by 1873942 Ontario Inc. It also appears that these shares should be included in Mr. Micacchi's beneficial ownership calculation. Please revise or advise us as appropriate. See Item 403 of Regulation S-K and Exchange Act Rule 13d-3.

Related Party Transactions, page 47

17. Please identify any promoters. See Item 404(c)(1) of Regulation S-K.

18. We note your disclosure that "there have been no transactions ... in which the company is to be a participant, in which the amount involved exceeds $120,000, and in which any related person had or will have a direct or indirect material interest." The threshold amount you are applying in your disclosure appears to be inconsistent with Regulation S-K Item 404(d), which provides for disclosure of transactions that exceed one percent of the average of the company's total assets at year-end for the last two completed fiscal years (approximately $528 for the company). Please revise to provide the disclosure required by Item 404(d) of Regulation S-K.

Financial Statements

7. Capital Stock

a) Common Stock, page 65

19. We note your disclosure indicating that the Company issued 25,353,446 shares of common stock during the year ended December 31, 2017. However, based on your disclosures in Note 7 and in your Statement of Stockholders' deficit on page 52, these shares do not appear to include the 250,000, 160,000 and 100,000 shares of common stock issued to purchase the Rollo Property, the Janes Reef Property and the Asquith Property respectively, during 2017 as disclosed on page 61 of your filing. Please revise to eliminate these inconsistencies.

c) Preferred Stock, page 66

20. Your disclosure on page 66 indicates that your Class A preferred stock accrues cumulative dividends at a rate of 10% per annum and we note that you have reflected dividends in your Statement of Shareholders' deficit for 2017 and 2016 of $45,069 and $40,970, respectively. Please revise your statement of operations to reflect these preferred stock dividends as an increase to your net loss in arriving at the net loss attributable to common shareholders. Refer to the guidance in SAB Topic 6:B.

Part II

Recent Sales of Unregistered Securities, page 70

21. Please expand your disclosures to identify the exemption from registration relied upon for each transaction and the facts relied upon to make the cited exemption available. With respect to any unregistered sales made in reliance on the exemption provided by Section 4(2) of the Securities Act, please disclose whether the purchasers were accredited or sophisticated with access to information. Refer to Item 701(d) of Regulation S-K.

Signatures, page 73

22. Please include the signature of or identify your controller or principal accounting officer. See Instructions for Signatures on Form S-1.

You may contact Joanna Lam at (202) 551-3476 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact John Coleman, Mining Engineer, at (202) 551-3610 with any engineering related questions. Please contact Ronald E. Alper at (202) 551-3329 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Mining

cc: Branden T. Burningham, Esq.
    Burningham Law Group